Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


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                                                              FINAL TRANSCRIPT


Thompson StreetEvents

Conference Call Transcript

WHR - Q2 2005 Whirlpool Corporation Earnings Conference Call

Event Date/Time: Jul. 21. 2005 / 10:00AM ET
Event Duration:  54 min





















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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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CORPORATE PARTICIPANTS
 Larry Venturelli
 Whirlpool Corporation - VP, IR

 Jeff Fettig
 Whirlpool Corporation - EVP, CEO

 Roy Templin
 Whirlpool Corporation - EVP, CFO



CONFERENCE CALL PARTICIPANTS
 David MacGregor
 Longbow Research - Analyst

 Bob Jackson
Analyst

 Sam Darkatsch
 Raymond James - Analyst

 Laura Champine
 Morgan Keegan - Analyst

 Eric Bosshard
 FTN Midwest Research - Analyst

 Catherine Heath
Analyst

 Edward Wu
 Reservoir Capital - Analyst


 PRESENTATION



--------------------------------------------------------------------------------
Operator


Good day, everyone, and welcome to the Whirlpool Corporation second-quarter 2005 earnings release conference call. Today's call is being recorded. For opening remarks and introductions, I would like to turn the call over to the Vice President of Investor Relations, Mr. Larry Venturelli. Mr. Go ahead, sir.


--------------------------------------------------------------------------------
Larry Venturelli  - Whirlpool Corporation - VP, IR


Thank you. Good morning and welcome to our second-quarter earnings conference call. Our opening remarks will refer to a slide presentation, which is available on our investor web page. During the call, we will be making forward-looking statements to assist you in your understanding of our Company's future expectations.

Please keep in mind that the answers to questions regarding the proposed Maytag transaction will be limited due to the nature and sensitivity of the transaction. Our actual results could differ materially from these statements due to many factors discussed in our latest 10-Q and 10-K as well as the proposed Maytag acquisition.

Present on the call today is our Executive Vice President and Chief Financial Officer, Roy Templin, and our Chairman, President, and Chief Executive Officer, Jeff Fettig. I would like to turn the call over to Jeff Fettig for his opening remarks. Jeff.

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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Good morning and thank you, everyone, for joining us today. As you saw this morning we released our second-quarter results, which reflected our net earnings of $96 million or $1.42 per diluted share. That compares to the prior-year earnings of $106 million or $1.53 per share.

Sales for the second quarter were at record levels and increased 9% to $3.6 billion. If you exclude -- the impact of currency sales increased by about 5%. As we discussed earlier this year, material and oil-related costs were high during the second quarter, and they increased by approximately $180 million. But the combination of price increases, improved mix, productivity, cost controls, and a lower effective tax rate helped to lessen the impact of these higher material costs.

Results were also negatively impacted by unfavorable currency, which was primarily in Brazil, and higher planned restructuring expenses. During the first six months of the year, the Company achieved record sales of 6.8 billion, which increased 8% year-over-year. Again, if you exclude the impact -- positive impact of currency, sales grew by 5%. And as we have discuss on prior calls, earnings for the first six months of 2005 were expected to be below last year's levels. Again, primarily due to the significant increases of material and oil-related costs.

Through June, these costs for the first half of the year have increased by $370 million, or 252 million after tax. While our overall net earnings have declined by 25 million, continuing to reinforce the positive effects of the key actions we initiated last year to address this record level of material costs. If you -- as a reminder, these actions we put in place and have focused our priorities on are -- One, implementing global price increases; secondly, driving record levels of controllable productivity; third, leveraging our global operating platform for efficiencies; and fourth, and very importantly, accelerating our rate of new innovation to the marketplace.

And we are very pleased with our global operating performance in the first half of the year given the significant impact and magnitude of these material cost increases. Again, these actions will begin taking over the last year have -- to adjust to this global cost environment have positioned us well for the balance of the year.

Based on the continued strong execution of the four actions I discussed, we expect positive year-over-year earnings momentum to build during the remainder of the year as we reach the point where our combined actions begin to fully offset material cost increases. Given the oil prices remain volatile, we expect full-year and material oil-related costs to increase closer to the higher end of the previous guidance we had given you of $500 to $550 million of material cost and oil-related cost this year, much of which, in fact about two-thirds, have been absorbed in the first half of the year.

For the full year, we do remain comfortable with our overall assumptions for price mix realization, productivity and cost reductions. And despite this challenging cost environment we have been facing, we continue to make investments which fuel our growth of continuous innovation and improving the capabilities of our global operating platform. Again, based on this -- our assessment of the current environment, we continue to expect full-year earnings per share to be $5.90 to $6.10 a share and our free cash flow after dividends to be in the $250 million to $300 million range.

I will now turn to slide 5 where I will discuss our first-quarter North American performance, which delivered another record quarter of revenue. For the quarter, sales of 2.2 billion increased by 5%. Our U.S. unit shipments of major appliances was essentially flat to last year. We had strong growth of our own branded products during the quarter, which was offset by lower OEM shipments. Total industry unit shipments for the quarter were estimated to be up by approximately 2%.

Our sales were positively impacted by the realization of price increases in a favorable product mix. And, again, our overall price mix improvements were consistent with our expectations. Operating profit as we expected was negatively impacted by higher prices from steel, resins and logistics cost and declined 12% to $187 million for the quarter. This impact from higher material cost and planned manufacturing production downtime during the quarter was mitigated by the benefits of price increases, favorable product mix, productivity, and very strong cost controls.

Our North America business remains strong and is gaining momentum. We are positioned well for a good performance in the second half of the year. During the quarter, we did announce an additional price increase on selected products to help mitigate higher oil-related costs, and we launched some exciting new products from our innovation pipeline which you can see on Slide 6 through Slide 10.

In North America, we will continue to focus on offsetting higher material costs by driving favorable price and mix. We will deliver record manufacturing productivity excluding materials, and we will continue introducing continuous and very relevant-branded innovations to the marketplace. Based on these current economic conditions, we expect the full-year industry shipments to grow by about 1% to 2%.

Next, turning to Slide 11, I would like to make some comments on our European performance. Our European operations delivered a record $770 million in revenue for the quarter, up 9% from last year. If you exclude currency translation, sales increased approximately 4%. We have strong volume gains in the build-in

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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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portion of our business and the strength of the Whirlpool brand resulted in very good revenue growth in a generally weak market environment. Again, we achieved these results despite an estimated decline in industry shipments of about 3%.

Our operating profit grew by 4% to $37 million as higher material costs and reduced production levels were offset by revenue growth, strong product mix, productivity, lower selling, general and administrative expenses and price increases. Based on current economic conditions, we expect full-year industry unit shipments for the year to be flat to down 1%, but we do expect to see margin expansion in the second half of the year as our actions offset the increases in material costs.

I'll now turn to Slide 12 to our Latin American operations, and I think as many of you may remember, our Latin America was -- was the region where we began last year to experience the initial and strongest increases in material and oil-related costs from last year. At that time, we took actions to increase prices on both our appliance and compressor businesses. We executed plans to drive much higher levels of productivity and implemented very strong cost reduction actions. These actions really are paying off, and we had a very positive impact on our performance during 2005.

For the quarter, overall sales were $494 million, which were up 26% from prior period -- prior year. If you exclude the impact from currency, our sales increased by approximately 8%. Industry unit shipments of appliances in Brazil were estimated to be up strongly for the quarter. Operating profit advanced 88% to $31 million as price increases, productivity, lower freight cost, and very aggressive cost reductions, offset this significantly higher raw material cost during the quarter.

Our overall macroeconomic conditions in Brazil do remain positive and our exports remain strong despite a continued strong local currency appreciation. The economy has also experienced growth in real average income and higher credit availability, and as a result, we continue to expect industry shipments in 2005 to be strong.

Our Asia business, on Slide 14 recorded sales of $123 million, increasing 12% from the prior year, primarily due to improved market share performance and new product introductions in India. Excluding currency translation, sales increased approximately 9%. Our operating profit was down slightly from last year primarily due to higher material costs. And based on current economic conditions, we continue to expect full-year industry shipments in the region to increase by 3% to 5%.

At this point in time, I would like to turn it over to Roy Templin to cover our financial results in more detail.


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Roy Templin  - Whirlpool Corporation - EVP, CFO


Thanks, Jeff, and good morning, everyone. As we've previously discussed, during the second quarter, we had record revenue and earned $96 million or $1.42 per diluted share compared to prior-year earnings of $106 million or $1.53 per share. Global operating profit for the second quarter of $191 million was $18 million lower than last year. To put things in perspective, these results were achieved despite the absorption of $180 million of incremental material and ore-related cost. Price increases, product mix management, cost productivity, and overall cost controls enabled us to offset a large portion of the material cost increase. In fact, our selling, general, and administrative expense, as a percentage of sales dropped from 15.8% to 15.0%, representing a five-year quarterly low.

If you will turn to Slide 15, I would like to give you the main drivers of our year-over-year operating profit margin performance. In total, our year-over-year profit margin declined approximately 1 point. Material and oil-related cost increased about $180 million above 2004 levels, which reduced our operating profit percentage by 5 points. This reduction was partially offset by the impact of price increases, which contributed approximately $130 million or 3.1 points to our gross margins. It is important to note that the price mix realization was in line with our planned assumptions.

The remaining 0.9% favorable adjustment to reconcile the overall operating profit percentage change was the result of favorable productivity and significantly improved SG&A leverage. These productivity enhancements were offset by unfavorable currency in Brazil, higher restructuring expense, and higher costs associated with lower production levels during the quarter.

If you'll move to Slide 16, I will briefly comment on a couple of items below operating profit. The $7 million increase in interest income and sundry expense reflects the absence of prior-year interest received on foreign tax audit settlement and nonincome-based tax payments in Europe. Overall interest expense increased $4 million, primarily due to increased foreign borrowings and overall higher interest rates.

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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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During the second quarter, in accordance with U.S. accounting rules, we made a year-to-date adjustment to reflect our current year projected annual effective tax rate to our latest estimate of 31.7%. This is down from our previous projected 2005 rate of 34% and last year's rate of 37%. In both comparisons, the decline reflects settlement of global tax audits, tax planning initiatives, and a dispersion of global income. Based on current estimates, we expect our effective tax rate to remain at the approximate 32% level for 2005.

Changes in equity and affiliates and minority interest reflect primarily higher earnings in Latin America. And lastly, our earnings per share benefited $0.03 per share from lower shares outstanding, primarily due to 2004 and second-quarter 2005 share repurchases.

If you'll turn to Slide 17, I will briefly comment on our year-to-date cash flow performance. Year-to-date free cash flow after dividends was a negative 337 million versus a negative $85 million last year. Primarily due to higher levels of working capital, higher capital expenditures, and a lower level of overall earnings.

Within the working capital change, lower payables were the result of slower production volumes in the quarter, as the Company executes its plans to reduce inventory levels and balance production with lower OEM demands. Cash flow was also impacted by planned increases in capital investments and the Company's global operating platform and innovation to support future growth.

If you'll turn to Slide 18, I would like to make a couple of comments on inventory. As we discussed with you during our last call, we forecasted second-quarter ending inventories to decline from first-quarter levels, but indicated they would be higher in comparison to June of 2004. As you'll note on Slide 18, and consistent with our outlook, inventory is approximately $200 million higher than June of 2004, representing essentially 60 days in inventory, compared to 58 days last year. You'll also note that inventory has declined eight days from the first quarter. Historically, inventories declined somewhere between one and two days between the first and second quarter.

Approximately 70% of the year-over-year inventory increase is due to higher cost of materials, such as steel and resins, as well as foreign currency translation. The remaining 30% difference is due to increased transregional shipments and decisions we made to increase inventory availability, primarily for side-by-side refrigeration. The increased availability on side-by-side refrigeration resulted in improved year-over-year sales.

We expect the days in inventory will be below last year's levels by the end of the year. As you can see from Slide 19, overall working capital increases reflect a higher inventory and lower payable positions we discussed previously. We expect our working capital performance to improve during the year as inventory levels are further reduced.

Our debt levels are essentially equal to last year and our balance sheet position remains strong. Early in the second quarter, the Company repurchased 530,000 shares at an average price of $64.04. Our debt remains at BBB-plus from both S&P and Fitch and a BAA-1 from Moody's. At this point, I'll turn the call back over to Jeff.


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Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Thank you, Roy. We would like to spend a few minutes updating you on our proposal for bid to acquire Maytag. Over the last several days, there have been questions that have surfaced that I would like to take this opportunity to squarely address and give you Whirlpool's position on them. The first group of questions I will group together, but they cover things like, what were our motives about the bid? What about the timing of our proposal? Why didn't we get in in the first 30 days?

And I would like to cover them with these following points -- Our motivation is very simple, this is a great opportunity to create value for our shareholders and for our customers, and we believe this because it is potentially a great fit with our strategy. We strongly believe no one can generate more efficiencies out of this business than we can. We have a pipeline of innovation, which we believe can revitalize the Maytag brands in the marketplace. We have the financial capacity to complete this transaction and continue to invest in the future. And finally, we have the organizational skills and capacities to successfully execute this transaction and the integration.

There really is no other motive or reason for us to pursue this. For those, many of how have followed our Company and know us, I think it is pretty clear that we would not have gotten involved in this if we were not serious about completing this transaction subject to our due diligence findings.

As of the question of why now or at the time, why earlier this week? Well, again, to begin, we started this proposal process after it became clear that Maytag's Board of Directors had decided to sell the Company. Once that happened, we began to comprehensively evaluate this whole situation. We went through a

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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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process where we conducted a thorough and extensive internal review, assisted by our top legal, business, and financial advisors, and we just recently completed our internal assessment based on publicly available data.

And I think as all of you can appreciate, there are many factors to consider here. And we believe we spent the appropriate amount of time to consider all the issues, the strategy, the business evaluations, all of the legal issues, and most importantly, to answer the questions that were important to us, which was, does it fit our strategy? Will it create significant value for our shareholders? And can we execute the necessary changes within our organizational capabilities? Based on the information we had, we just recently completed this internal assessment, and that was what determined the timing of our proposal.

The other area of questions have been around the area of antitrust clearance. And I will share with you the reasons why we strongly believe this will receive all requisite regulatory approvals. Our internal and external advisors reviewed the specific U.S. and Canadian appliance industry dynamics, and have confirmed our conviction that there is no plausible concern that competition would diminish in any product category in which we compete. This is based on the realities of the industry -- industry dynamics.

First of all, let me add that we have received overwhelming support from our trade partners, which indicates they believe this is a pro-competitive proposal. Regarding the industry dynamics, competition in the appliance industry is intense, and nothing about an acquisition of Maytag by Whirlpool can change that. In fact, with the efficiencies that are unique to this combination, there will be cost savings and increased innovation and quality that will intensify competition. Without this combination, Maytag would continue to be a high cost and increasingly ineffective competitor.

I think those of you who know this market also understand that we have very large and sophisticated trade partners that will continue to create an extremely dynamic and intensely competitive marketplace. In the U.S. the four largest appliance retailers are Sears, Lowe's, Home Depot and Best Buy. These four retailers have over 4,000 stores that carry major appliances, and they are opening more at a rate of 350 new stores every year. In 1999, these four retailers had about 50% of retail appliance outlet share. Today they account for about 65% of the retail appliance outlet share.

We also have three large professional and very well-organized buying groups, which account for about 20% of the remaining retail sales. Another very important factor is Sears, the largest retailer, owns the Kenmore brand, which is the largest-selling appliance brand in both the U.S. and Canada. At least five different manufacturers currently build Kenmore brand major appliances today. Sears selects vendors on an ongoing time interval through an intensive competitive bidding process. They have access to any vendor globally who manufactures appliances. Sears controls the Kenmore brand. They control Kenmore pricing, promotion and vendor selection.

So when you step back and appropriately consider market share, Kenmore is viewed as, and in fact is a brand completely independent of ours, and independent of any other manufacturer's control. Therefore, if you were to look at the combined market share of Whirlpool and Maytag brands, you would find that based on year-end 2004 Stephenson trackline [ph] retail market share data, that in any given single major product category, this combination will be well below 50% brand share. In fact, in the core eight categories, which largely defines our business, and includes refrigerators, freezers, washers, dryers, dishwashers, cooking products, microwave ovens and room air conditioners our combined branded shares would be under 30%.

Finally, the realty is that the U.S. and Canada markets are open markets with virtually no barriers to entry. Product manufacturing capacity can and is being readily expanded in relatively short time frames. Imported products are rapidly increasing today from Mexico, Asia and Europe. And finally, this is a global market fully accessible to all global competitors. There are more -- and I would say by a wide margin -- appliance companies actively selling to trade customers and consumers today than there were 10 or even 15 years ago.

And, again, I would mention we have had consistent input from trade partners that they view this as pro-competitive and that Whirlpool represents the best solution to revitalize the Maytag business. These factors are why we and our top legal advisors believe, again, there is no plausible concern that competition would diminish and we strongly believe that competition will, in fact , be enhanced.

Before we open up the call for questions regarding our second-quarter results, please, again, keep in mind that we will be limited in our answers to questions regarding the proposed Maytag transaction due to the nature and sensitivity of this. Operator, I think we can go ahead and open up for Q&A.

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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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QUESTION AND ANSWER

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Operator


Thank you, sir. [OPERATOR INSTRUCTIONS] We will take our first question from David MacGregor with Longbow Research Financial.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Good morning, Jeff.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Hi, David.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Is there anything you can say now on brand positioning that maybe you weren't able to say a few days ago in terms of how you would arrange these various brands?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


David, not really from a specific standpoint other than to say two things. One is, we do believe as we have assessed it, that there is a very complementary fit for this expanded brand portfolio, which will enable us to distinguish ourselves both in the marketplace, and I think very importantly, expand our reach to the available consumer market. But in terms of talking about the specific positioning, I am not in a position to do that yet.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Okay. You are speaking very confidently about your ability to get a bureau of competition approval on this. Is it your sense that that might have some strings attached? In other words, there may be required divestitures?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Well, again, I -- at this point in time I just stand by what we've said, is that we don't -- we believe the dynamics which determine competition will not be changed, and, therefore, that same holds true across the total business, as well as any single product.


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David MacGregor  - Longbow Research - Analyst


Okay. Back to the core business, the July 3rd price increases. Can you talk a little bit about the experience so far. And, also, our European store surveys, we are still not seeing a lot of price movement. Is it a matter of you getting the price increases there more through the built-in market than through the retail channels? Just your overall sense of success so far and the price initiatives.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Yes, David. In the U.S., we went out as we normally do and communicated that price increase. I believe it was in -- around the middle of May. It went into effect in the first of July. And, again, we decided to do that based on the -- the increasing -- particularly oil cost-related pressures that were seen in the business. It was a more selective price increase. It was not every product, every model as the first one was, but it was more selected. But overall, it is in the marketplace, and as we did the first one, when it is effective, it is -- it was effective. And so everything we are billing this month should reflect that.

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Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
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Relative to Europe, Europe is more in terms of overall price increases in realization are a different magnitude. We had said that we had gone out there with 3 to 5%. We are yielding positive price and particularly positive price and mix realization. But it's lower than what we had originally gone out with. The marketplace in Europe is economically -- the market is down.

We have had different successes on a country-by-country level, so I can't really give you any specifics about that other than we have been committed to these price increases. We yielded more in the second quarter than we did the first. We continue to work at it because we have the same material cost issues there although perhaps not to the magnitude as we do other markets in the world due to the strength of the Euro and all that, but nevertheless, the need for pricing to recover material cost is also in Europe and we are making progress.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Okay. Your second-half free cash flow story, you've got probably a couple hundred million coming in net income and another couple hundred million coming out of D&A. I realize there is a seasonal dynamic here that would be in favor of cash generation from working capital and you may have addressed this. I got dropped off the call for a few minutes. But it looks like you got about a $500 million difference there to make up. And I am just wondering -- I guess you extend your payables a little further. There's a little more in the way of inventory.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Let me just say -- and we said this I think in the first quarter that -- a number of factors, which Roy will explain in a moment. This year's pattern will be somewhat different than in past years, given a number of critical factors. But I would say we are very comfortable with where we are. We do expect to deliver what we said, the $250 million to $300 million. But I will have Roy give you a couple of specifics on it.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Roy if you can also talk about the tax rate. I am interested in your sense of why we are down this quarter, and is that going to be the case going forward or is there going to be correction back up to the 34%.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Sure, David. I will talk about both. Let me start, David, with the free cash flow question. I think a couple of preference points -- and then I will go into some of the specifics in terms of the movements within free cash flow -- and, David, we tend to average at midyear, our average is something a little north of $200 million of negative free cash flow. It is kind of the traditional pattern of Whirlpool Corp. If you look at where we are right now and you compare that to where we forecasted we thought we would be, we are pretty well in line with our forecast with respect to free cash flow.

Now there are three dynamics, David, and you may have missed these if you got dropped off the call, that are really at play here and one is -- and Jeff touched upon this -- one is the CapEx timing. If you look at some of our mega projects that we have going on during the year around our innovation and some of our expansions, GOP footprint changes, we knew coming into the year that our CapEx timing would be heavier weighted in the first three quarters of the year versus what is a traditional pattern at Whirlpool Corporation. And that, in fact, has played out and you might think of that as somewhere in the neighborhood of $40 million to $50 million through the midpoint of the year in terms of CapEx.

The second area, David, of course, is inventory levels. As we talked on the last call, we were targeting to bring our inventories down in the second quarter from the first quarter, which we have done. We are still up about $70 million in absolute dollars from a balance sheet perspective compared to the end of the year. Now we've got the benefit of currency in there. So if you strip currency out and Euro movement, we're up $120 million from end of year. We said publicly before, our plans are to reduce our inventory levels year-over-year, and so you have some benefit in the back half of the year coming out of inventory movement.

The third piece, though, is the piece around accounts payable, and, again, if you look at the phenomenon that occurred kind of at the midpoint of the year, you have to step back and think about what we did in the second quarter in terms of aligning our inventories and bringing inventory levels down. We were flexing our production schedules for changes in OEM demand, and that really triggered, David, us to have fewer production outputs in the latter part of the quarter relative to both Q4 and Q2 a year ago.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Right.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


So consequently, of course, our procurement was lower and our payable balance was lower at the end of the position. As we look out in the back half of the year, and I know we don't give quarterly guidance, but as we look at our shipment activity, the fact we are pretty well on in terms of inventory now, we see that flipping and going back the other way. So your introductory comment was point on.

Now let me talk a little bit about your second question which is the effective tax rate. We -- as you know, David, under the U.S. accounting rules, what we have to do every quarter is step back and look at our best estimate for the year in terms of effective tax rate, and then, of course, we have to correct that for whatever we think that estimate is. We have to make a correction to get to that rate in the current quarter. And so as we looked at the current quarter, we think our effective tax rate, our best estimates right now are 32%, and that's our estimate for the rest of the year, and, of course, to adjust that in the second quarter, you end up with just below 30% effective tax rate in Q2.

Now three pieces to that rate, David, and these pieces are always pretty dynamic for us. The overwhelming driver of the change in the effective tax rate from the 34% run rate we shared with you to the 32 now, is favorable global tax audit settlements. So that was the key driver with respect to the rate reduction. The two other pieces, though, are where we think we are at with respect to our tax strategy, again, as we plan that and look at the tax strategy going forward. And then, of course, the other piece of our rate is always the dynamics around global income dispersion.

The short answer to your question is, having said all that, we feel very comfortable with the 32% rate on an annualized basis. We think we will hold that rate for the year, which is why we booked to that in Q2, and as we look into the next year, we think we will be somewhere in the low 30s as an effective tax rate as well, which I think is an important point.


--------------------------------------------------------------------------------
David MacGregor  - Longbow Research - Analyst


Good. Thank you for that thorough answer.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Okay, you are welcome


--------------------------------------------------------------------------------
Operator


Take our next question from Sam Darkatsch with Raymond James.


--------------------------------------------------------------------------------
Bob Jackson Analyst


Hello?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Yes, Sam.


--------------------------------------------------------------------------------
Bob Jackson Analyst

Yes, this is Bob Jackson. I have a couple of questions. Your material costs you obviously expressed have really hit the bottom line in the past couple of quarters. What are you guys doing to collaborate with your supplier base in a more efficient way to reduce your supply chain cost?

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Well, Bob, first of all, it was about a year ago when we saw this wave of raw material costs begin to hit the marketplace, and it is largely driven by two things. One was steel. I would say steel and base metals and the other is oil. So the raw input costs have gone up. That was, I would say, a shock to the cost system for anybody who makes products which use either metal or plastics and has logistics costs. So from that standpoint, they are, in fact, commodities, and there isn't other than your ability to hedge negotiating contract. We, like everyone else in the world, is subject to whatever the world markets are for those things. So from that standpoint, there is nothing that we or anyone else can do to collaborate with them from -- from a raw materials global marketplace pricing standpoint.

Having said that, we continue to drive our own internal productivity. We continue to work with our supply base. Utilizing our global operating platform and global scale, and we continue to yield record levels of productivity if you exclude the raw material input cost this year. So I think that I am very pleased with our ability and the things we are doing with our supply base and internally to drive productivity. What we can't control are raw material -- global raw material costs.

And I would -- one other aspect of that -- or I would add our logistic costs -- logistics costs have had a dramatic impact again largely due to oil, and we are also applying our productivity capabilities to that area to minimize and offset those supply chain costs. I think you -- if you followed us, you know that we source around the world. We source more and more of our components in raw materials from whatever the most competitive global source is and country in the world. So I am not sure if that gets at your question --


--------------------------------------------------------------------------------
Bob Jackson Analyst


That's what I mean about raw material cost. A lot of the companies in your industry -- obviously we know raw material costs are what they are. It is really tough to work with suppliers, and there is a price and can't do much about price. Companies are really looking deep in their supply chain throughout their entire supply chain to figure out, okay, how can I justify allocations to certain supplier base. Maybe I should use an alternate supplier to take into account the lower logistics costs. Are you looking at those types of scenarios to make sure total cost throughout your supply chain is the best for each particular situation


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Absolutely, without -- that is a -- we do that from a, I would say, a daily standpoint, a quarterly, a annual, a three-year strategic view. That is something we do very intensely in our business all the time.


--------------------------------------------------------------------------------
Operator


We will take our next question from Sam Darkatsch.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Can you hear me now?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Yes, Sam.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Okay, great. A couple of questions, if I could, Jeff and Roy. First off, with your annual guidance of 5.90 to 6.10, the guidance itself is the same, but I am guessing the inputs or drivers of that guidance has changed over the past quarter or so. Help me understand -- now oil prices are now at 60. I think you were previously modeling $50 budget. Your sales expectations are a little bit more modest, particularly in Europe. And you may be -- you may experience some -- some Maytag, I don't know, due diligence costs of that -- of that ilk. The offsets to that, should we look at pricing and perhaps the tax rate as being the

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

offsets? What were the positive changes versus your prior expectations that went into -- that went into your guided range?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Yes, Sam, just at -- at a very macro level, materials are still within that range, although as we said, we indicated probably in the higher end of this range to take into account where oil has been running the last couple of months. So we've upped material -- the material outlook in our forecast. Sales, largely speaking, are about what -- globally are about what we expected. The -- the offsets I would say we're -- globally we're doing well in our price mix realization. In total, I would say that's in line, but the other offset is, we're getting very strong cost reductions in our nonmaterial productivity. I think you'll see in our SG&A controls, we are leveraging that very well. And this improved tax rate. That will be kind of the overview of that.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Which leads me to my next question. In the -- in your presentation in Q1, when you gave the -- the walk-through from last year's operating margin to this year, which is very helpful, by the way, thank you. You noted that the SG&A and productivity delta in Q1 was 1.9% and then in this quarter it was 0.9%. Is that a factor of timing? Was that a factor of comparisons? Or is that a trend -- that's what I was trying -- that's why I was confused when -- when you were saying that productivity will begin to step up, yet from Q1 to Q2 it appears that it declined a little bit.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Yeah, Sam, let me try to provide a little bit of help here. We have -- in this walk-forward, Sam, we have tried to keep the -- the material costs and the pricing pure, okay? And so when you look at the SG&A productivity and cost reduction, you are right. It nets to 0.9%; however, it's actually -- it starts at about a positive 1.9%, which reflects what you were just talking about in terms of the improvement in SG&A productivity, as well as our productivity from operations.

Now, Sam, there are two items that are negating that by about 1 point combined, and the first item is currency in Brazil. And as you know, we have a fair amount of our business is export business, and, again, without getting specific numbers, Sam, that's about a half a point on margin or just south of a half a point on margin, negative impact on the quarter.

The second key item that is offsetting that, Sam, to kind of reconcile them back down to the 0.9 versus the 1.9, is the efficiencies around production given our lower production schedules. As you well know, Sam, we have the variance accounting from our accounting records, but when you net it all out, we had just under a half a point of negative impact in the quarter as a result of lower production levels and lower efficiencies.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


So the Brazilian currency impact probably stays. The production schedule will ultimately -- well, I guess you are still drawing down inventory, but it will begin to -- to mitigate a little bit. So what you are saying is the productivity should begin to creep back towards the 1.9 ultimately?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


You are exactly right, Sam.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Okay. Next question. Your -- your allowance for bad debts in percentage terms and in dollars declined both sequentially and year-over-year. Can you help us understand what the dynamics behind that might be?

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Sure can, Sam. Let me talk about the pieces. First of all, there's about $5 million of the reduction from year end, which is simply currency-related. And as you might expect, most of that is coming off the Euro. There is about $7 million of write-offs of accounts receivable that occurred year-to-date and, again, Sam, as you know, when we have account receivable write-offs that does not go through the P&L, but rather you lower the account receivable related to the write-off and, of course, you release the reserve that you set up in the prior period. So that did not have a P&L impact.

So, again, Sam, about $12 million worth of movement there that were not P&L related. If you step back though and said, well, Roy, what happened within your allowance for doubtful accounts, you will find that we did, in fact, have expense that traveled through the P&L. It was not a material amount, but as we have every quarter, we did have some bad debt expense in the quarter.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Very complete answer. Thank you. Last question, I think we saw this morning that the ulan is getting revalued. I am pegging your cost of sales -- that's in R&D and only about 1% to 2%. Is that a pretty -- 1% or 2% of total. Is that a pretty fair assessment so really there shouldn't be much of an impact on a ulan revaluation.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


You are right, Sam, there won't be much of an impact. We model this assuming a couple of different rates and if you look at the 2 to 3% range, you are looking at somewhere between $5 million to $10 million for the Company, looking at procurement, balance sheet exposures, et cetera.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Thank you very much.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


That will be an annual number, Sam.


--------------------------------------------------------------------------------
Sam Darkatsch  - Raymond James - Analyst


Excellent. Thank you.


--------------------------------------------------------------------------------
Operator


We will take our next question from Laura Champine with Morgan Keegan.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


Good morning.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Hi, Laura.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


If I look at your unit performance in North America and your commentary in the press release, it looks like your business in OEM production is losing share in unit terms. Is that because Whirlpool is losing share? Or is Whirlpool retail -- to put it frankly, is Kenmore losing share in the major appliance market.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Yes, Laura. I will answer that. You know for the quarter, our own branded shares were up very nicely. And when I talk about OEM, that's predominantly, as you know, our business with Kenmore in that they were down. Our shipments to -- to -- for Kenmore were down, and it is a two-part answer, about a third of it was due to a structural inventory reduction that they've made due to joint efforts between they and we to simplify the product range and take out SKUs. The other two-thirds of the decline was due to lower sell through.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


Lower sell through at Kenmore or -- what I am trying to get to is Whirlpool's share of the Kenmore pie shrinking or is it --?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Our share is relatively stable overall.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


Okay. And is that -- is that trend something -- the trend of the Kenmore brand perhaps not growing as fast as the rest of the industry, is that something that you think could reverse in the back half of the year as Sears launches appliances in former K-Mart locations?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Well, certainly, I think, with getting through the -- the merger and the integration and the focus on executing the business, and the attention on this, it is getting a lot of attention, and both of our organizations, I think that will help. I -- we have talked before, and we will see in the second half of the year. Now it has been publicly estimated to be about 100 new store outlets which we think will be positive. That is comprised roughly of 50 Sears Essential Stores and adding appliances to approximately 100 K-Mart locations. So we do see that in the second half coming on stream which we think will be a boost to that business.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


So that sounds like a net-new 150 if you add -- if you add appliances in 100 K-Marts and then have 50 Sears Essentials. I must be missing something there. Is it 150 new outlets or 100 new store outlets?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Well, it's -- it's -- overall combined we think -- and, again, a lot of these are under pilot, but what they most recently publicly said is they were now looking at about 150 new outlets, split between 100 K-Marts and 50 Sears Essential.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


Got it. Thanks for the unit data that you have given us, but I didn't see unit data, unit growth for Latin America, Europe and Asia.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Latin America, our unit -- our unit increases in appliances were up high-single digit. Let me get Europe. The market was down about 3. And I think we were -- we were up about 3. And in Asia, we were up I think 4%.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


Got it. And if we are keying into whether or not regulators include or exclude Kenmore from market share data, is there any precedent for excluding a retailer's private label brand?


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


I can't answer that, Laura, but I am sure that our folks can tell you that. Again, I think it's -- relative that it is the characteristics of who controls the brand, and clearly, Sears owns and controls that brand and has complete rights to selections of vendors and on that basis, that's why we believe that is the appropriate way to view that.


--------------------------------------------------------------------------------
Laura Champine  - Morgan Keegan - Analyst


Great, thank you very much.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Thank you, Laura.


--------------------------------------------------------------------------------
Operator


We will take our next question from Eric Bosshard with FTN Midwest Research.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


Good morning.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Good morning, Eric.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


A couple of questions. First of all, can you give us a sense of how that price mix number should behave in the second half of the year. We saw it improve from 110 in the first quarter to 130 in the second quarter. You have guided that the material cost impact will be less in the second half. Can you help us understand where that 130 number may go in 3Q and 4Q?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Well, I think you -- I mean from -- Eric, from the -- from a global standpoint, I would say the bulk of our announced price increases are fully in effect. Again, there is some little region by region -- as we said we had selected one in the U.S., and -- there is a few other markets around the world where we've already announced some selective price increases. So that number ought to -- could modestly improve, but -- but you ought to think that we kind of reached not the full realization, but we have got most of it. The run rate in this forecast with a little bit of modest improvement in the balance of the year is the way we see it right now.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


At the beginning of the year, you stated you thought you had 500 to 550 million of material cost pressure, and you thought you could have 500 to 550 million of price mix net of discounting to offset that. Are you sticking with that original guidance?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Still the estimate.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Right.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


Secondly, in terms of the North American units, I understand what's going on with your brand relative to your OEM business. In the second half, do you -- are you projecting -- expecting the experience to be similar to what we saw in the second quarter? Or should it improve from that relative to Sears opening stores and the inventory reduction not recurring?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


You know, I think it will improve somewhat, but I still believe our own brands will perform at a faster rate.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


Is the expectation that the OEM business continues to contract or behaves differently from that?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


You know, Eric, I -- I would say that the positive we see is the addition of stores and the other things are doing to execute the business. They have run behind the market from a unit standpoint. They have done well from a revenue standpoint. We -- we expect some improvement, but I can't say that there will be -- I can't forecast that there will be a big change there.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


Okay. And then lastly, you helped us understand the cost of reducing inventory in the quarter. You indicated that you still have some ground to cover there. In terms of the impact on margin from inventory reduction and lower absorption, how should that look in 3Q and 4Q relative to 2Q?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Much less amount, Eric in Q3 and Q4. I think Q2 was definitely exaggerated given where we were and what we planned for the quarter coming out of Q1, but we do not anticipate anything like that in Q3, Q4.


--------------------------------------------------------------------------------
Eric Bosshard  - FTN Midwest Research - Analyst


Okay, thank you.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Thank you.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operator


We will take our next question from Catherine Heath.


--------------------------------------------------------------------------------
Catherine Heath Analyst


I have a question about your European business. I wonder, you seem to be suggesting that your shipments were quite a lot faster than the industries and I was wondering if you can comment who you have been gaining market share from, and in particular, which countries do you observe performing at above the market. Thank you.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Thanks, Catherine. I don't know if I can tell you specifically which competitors. I can just say that we've had, first of all, the Whirlpool brand continues to perform very strongly. We think it is a result of the innovation we have been able to continue to leverage into the Whirlpool brand across Europe. The other area that continues to be very positive has been our focus on growing our entire built-in segment of the market. Those were the two broad areas. I just don't have in front of me the country-by-country data, but -- but those are the two areas where we have seen the most -- the most strength in Europe.


--------------------------------------------------------------------------------
Catherine Heath Analyst


Okay. Thank you. If you can't say anything about the individual countries, can you say anything about the different regions very broadly, Western Europe and Eastern Europe, as an example of "A," how you performed, and "B" what you've seen in terms of the market. [inaudible]


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Central and Eastern Europe has been very -- we have seen some wide swings in demand. That has been a very volatile part of Europe over the last -- really all year. We have a big share position in Central Europe. So I would say actually that has been a negative given the market environment there. I don't believe we have lost share there, but certainly we have had some significant declines in -- in unit demand. Western Europe has been lower, but I guess more consistent on a market-by-market basis. Generally it's down. There we continue to have good position in growth in places like in France, Italy, Benelux (ph), those markets always have been strong markets for us and they can even be stronger. I mean, that would be the color I could give you there.


--------------------------------------------------------------------------------
Catherine Heath Analyst


Thank you. And just finally, am I right in assuming that your price mix factor has been about 1% in the -- in the first quarter? -- sorry in Q2.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


In Europe?


--------------------------------------------------------------------------------
Catherine Heath Analyst


Yes.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


A little bit more than that.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Catherine Heath Analyst


Okay. Great. Thank you very much.


--------------------------------------------------------------------------------
Roy Templin  - Whirlpool Corporation - EVP, CFO


Thank you.


--------------------------------------------------------------------------------
Operator


We will take our final question from Edward Wu with Reservoir Capital.


--------------------------------------------------------------------------------
Edward Wu  - Reservoir Capital - Analyst


Hi, good morning, guys.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Good morning, Edward.


--------------------------------------------------------------------------------
Edward Wu  - Reservoir Capital - Analyst


Just -- and I just had a follow-up question to the -- sort of the Maytag proposal. I understand that you started evaluating it once the Company started getting options based on public information. I am just curious as to why -- why Whirlpool didn't participate in the auction process that was run by Lazaard? Was it just an issue of feeling confident that you could, sort of get to a $17 valuation based upon purely public information, or was it that Maytag was not willing to share confidential information that early on in the process?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Well, I guess two parts. First of all, we were never contacted by anyone, and invited to do that. And second of all, in that first 30-day period so to speak, we -- we had not completed our internal assessment. So we weren't -- it would have -- we thought it was not appropriate for us to jump in, so to speak until we knew -- had done our homework and knew exactly what we wanted to do.


--------------------------------------------------------------------------------
Edward Wu  - Reservoir Capital - Analyst


Was there ever a point when -- when you talked with Maytag about potentially signing a confidentiality agreement during that 30-day period?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


No.


--------------------------------------------------------------------------------
Edward Wu  - Reservoir Capital - Analyst


Because?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Hello.

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                                                               FINAL TRANSCRIPT
--------------------------------------------------------------------------------
Jul. 21. 2005 / 10:00AM, WHR -
Q2 2005 Whirlpool Corporation Earnings Conference Call
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Edward Wu  - Reservoir Capital - Analyst


Because -- because they didn't offer that?


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


We -- we had no discussions with anyone about this prior to the time that we came forth with our bid proposal.


--------------------------------------------------------------------------------
Edward Wu  - Reservoir Capital - Analyst


Okay.


--------------------------------------------------------------------------------
Jeff Fettig  - Whirlpool Corporation - EVP, CEO


Okay. Well, listen, thank you everyone for joining us. As I said, we do look forward to the second half of the year to delivering a strong second half of performance, and successfully completing the acquisition proposal with Maytag, and I look forward to talking with all of you in the future.


--------------------------------------------------------------------------------
Operator


This does conclude today's conference call. At this time, you may disconnect.







--------------------------------------------------------------------------------
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